U S A   V I D E O   I N T E R A C T I V E   C O R P.

July 23, 2009

US Securities and Exchange Commission

450 Fifth Street NW

Washington, DC

20549

Attention:  Ronald E. Alper, Esq.

Dear Sirs:

Re:

USA Video Interactive Corp.

Revised Preliminary Proxy Statement on Schedule 14A

Filed July 15, 2009

Preliminary Proxy Statement on Schedule 14A

Filed May 8, 2008

Definitive Proxy Statement on Schedule 14A

Filed May 28, 2008

Response Letter Submitted July 15, 2009

Form 10-K and 10-K/A for the Fiscal Year Ended December

31, 2008

Filed March 31, 2009, June 10, 2009 and July 15, 2009

File No. 000-29651

Further to your letter dated July 22, 2009 we respond as follows:

Revised Preliminary Proxy Statement on Schedule 14A Filed July 15, 2008

1.

We confirm that in the future we will file material such as the July 27, 2008 press release as additional soliciting materials on EDGAR pursuant to Rule 14a-12 of Regulation 14A.

Director and Executive Compensation and Other Transactions with Management, Page 9

Compensation Discussion and Analysis, Page 9

Overview of Compensation Program, Page 9

2.

We confirm that we have changed the reference to “Form 10-K” to “Proxy Statement”.

Item 3.  Increase in Authorized Share Capital, Page 16

3.

As requested, we have re-inserted the language regarding the effect of the proposed share increase that was inadvertently omitted from the last revised Proxy Statement.

Form 10-K/A for the Fiscal Year Ended December 31, 2008 filed July 15, 2009

Item 9A. Controls and Procedures, Page 11

4.

We have amended the disclosure to state management’s conclusion that the disclosure controls and procedures are not effective as a result of the weaknesses in the design of the internal control over financial reporting.

Concurrently with this response letter we are filing an Amendment No. 3 to our Form 10-K/A for the year ended December 31, 2008, as well as the Amendment No. 3 to the Preliminary Proxy Statement on Schedule 14A to reflect the changes noted above.

Given our time limitations with respect to setting out annual meeting dates, as discussed with Donna Moroney of our office, we ask that you please contact us by telephone to confirm if the amended proxy statement is now acceptable and we may proceed with setting our annual meeting.

If you have any questions or comments with respect to the above, please do not hesitate to contact the writer at 604.685.1017 or Donna Moroney at 604.696.4236.

Yours truly,

USA VIDEO INTERACTIVE CORP.

“Anton J. Drescher”

Anton J. Drescher,

Corporate Secretary